Future Mobility Company Holdings, Inc.
Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

July 19, 2018 (Inception)

FUTURE MOBILITY COMPANY HOLDINGS, INC.

TABLE OF CONTENTS



To the Board of Directors
Future Mobility Company Holdings, Inc.
Chicago, IL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying balance sheet of Future Mobility Company Holdings, Inc. (the "Company") as of July 19, 2018 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
September 27, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

FUTURE MOBILITY COMPANY HOLDINGS, INC.
BALANCE SHEET (UNAUDITED)
As of July 19, 2018 (inception)

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	$	-
Shareholders' Equity:		
Common stock, $0.00001 par, 10,000,000 shares authorized, zero shares issued and oustanding as of July 19, 2018 (inception)		-
Additional paid-in capital		-
Retained earnings		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

FUTURE MOBILITY COMPANY HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of July 19, 2018 (inception)

NOTE 1: NATURE OF OPERATIONS

Future Mobility Company Holdings, Inc. (the "Company"), is a corporation formed on July 19, 2018 under the laws of Delaware. The Company does business as Priva. The Company was formed to provide door-to-door regional ground transportation as an alternative to commuter flights.

As of July 19, 2018 (inception), the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated any revenues as of July 19, 2018 (inception), and has no assets as of July 19, 2018 (inception). The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of $0.00001 par value common stock as of July 19, 2018 (inception). As of July 19, 2018 (inception), no shares were issued or outstanding. See Note 6 for discussions of equity activity subsequent to July 19, 2018 (inception).

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Stock Issuances

Subsequent to the July 19, 2018 (inception), the Company issued a total of 5,354,610 shares of common stock, as follows:

- The Company issued a total of 5,000,000 shares of common stock to its two founders at $0.00001 per share and the assignment of intellectual property. These issuances were conducted under terms of restricted stock purchase agreements whereby a total of 4,000,000 of such shares vest ratably over a four-year period.
- The Company issued 354,610 shares of common stock to an accelerator for total proceeds of $20,000. These shares were issued under an agreement providing the investor with certain dilution protections, including rights to receive additional shares without further investment such that the investors share of the Company's fully diluted capitalization (as defined in the agreement, and inclusive of stock options, warrants, share reservations for the stock plan, stock issuances, and all other dilutive instruments) remains 6%. This right expires after the Company has raised at least $250,000 in equity financings, as defined in the agreement. The investor was also provided preemptive rights on future financing offerings of the Company.

Convertible Notes Payable

In July of 2018, the Company issued convertible notes to two investors for total financing of $100,000. The convertible promissory notes bear interest at 5% and are due and payable, together with accrued and unpaid interest, on or after July 27, 2020. The notes' then outstanding principal and accrued interest are automatically convertible to the Company's stock upon the closing of the next equity financing (as defined in the agreements) resulting in gross proceeds of $250,000. The conversion price is the determined by the lesser of 80% of the price paid per share for such shares by the investors or the price determined by a $3,000,000 pre-money valuation on the Company's fully diluted capitalization prior to the Qualified Financing. The notes are also convertible into the Company's stock at a price per share determined by a $3,000,000 pre-money valuation on the Company's fully diluted capitalization upon maturity, at each noteholder's election. If the Company enters into a corporate transaction prior to maturity or conversion, the noteholders are to receive the greater of the then outstanding principal and accrued interest or the amount that would be received assuming the noteholders had converted to the Company's stock at a pre-money valuation of $3,000,000. The noteholders have preemptive rights to the Company's future financing offerings.

Stock Option Plan

The Company adopted the 2018 Stock Plan (the "Plan") and reserved 555,556 shares of its common stock for issuance under the Plan.

Transfer of Asset and Loan

In September 2018, the Company entered into an agreement with its founders, who are each related parties to the Company, where the Company received title to a vehicle with a purchase price of $105,713 and was transferred the outstanding loan obligations associated with the vehicle in the amount of $85,713. The outstanding loan balance at the transfer date was $85,713, bears interest at 7.21%, and requires monthly payments of $1,470 for 72 months (ending September 2024). The loan is guaranteed by two related parties to the Company and collateralized by the vehicle. The difference between the asset value (historical cost from September 2018 purchase date) and the loan amount was $20,000, which the Company is classifying as a capital contribution to the Company's equity.

Management's Evaluation

Management has evaluated subsequent events through September 27, 2018, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.